September 7 , 2007
By Facsimile and EDGAR
Mr. Stephen G. Krikorian
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CA, Inc. Form 10-K for fiscal year ended March 31, 2007 filed
May 30, 2007 (File No. 001-09247)

Dear Mr. Krikorian:
                    We are writing in response to the Staff’s comment letter dated August 27, 2007 concerning Ca, Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended March 31, 2007 (File No. 001-09247).
                    To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter and have our responses immediately following each numbered comment.
                    The following are the Company’s responses to the Comment Letter:
Form 10-K for the Fiscal Year Ended March 31, 2007
Item 1.Business, page 1
Business Model, page 11
1.	You disclose that you offer your customers “the right to receive unspecified future upgrades.” Please revise future filings to consistently disclose the rights that you offer to your customers throughout the filing. Therefore, if true, revise future filings to disclose that you offer your customers the right to receive unspecified future products.

Securities and Exchange Commission	-2-
Response:
     The Company will revise future filings to consistently disclose, where applicable, that we offer unspecified future products.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Sales Commissions, page 53
2.	We note your disclosure that sales commission estimates involve assumptions regarding your projected new product sales and billings. Please clarify all the material accounting estimates and assumptions that you make when accounting for your sales commissions expense. Tell us your consideration of disclosing why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of estimate/assumptions in the past, how they have changed, and reasonably likely future changes. We refer you to Section V of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. As part of your response, please explain why your accrual for sales commission is subject to such significant assumptions and estimates. Clarify when the commission is paid to the employee (in relations to the period the sales commission is expensed) and how these estimates and assumptions impact the amount paid. Clarify whether there are any instances that the accrual for sales commission is adjusted subsequent to the period that the expense has been recorded and how you account for such adjustments.
Response:
The most significant assumption associated with the Company’s accounting for commission expense relates to our estimate of each individual sales person’s and manager’s attainment through the end of a fiscal period towards their annual quota for purposes of determining the period end accrual. At the time the Company prepares its estimate of accrued commissions, the Company does not have detailed information at an individual person level in all geographies. For example, in North America, information is only available on a regional basis at the end of each quarterly reporting period. In such instances, the Company uses an aggregate approach, based on sales in the quarter, and assumes each individual within a particular sales region earned a proportionate amount of quota as the aggregate for that region. Since not everyone is paid the same commission rate, depending on the mix of actual earned quota, there is a possibility that the

Securities and Exchange Commission	-3-
aggregate approach could be different than the actual amount that was earned on an individual basis. The Company does not expect material adjustments, and there were none in fiscal 2007, as a result of using this aggregate approach. Additionally, at each quarter and at year end the company accrues for an estimate of discretionary commission expense based on historical experience and current year expectations. These amounts are generally immaterial and the Company does not expect these estimates could be materially different than the amounts ultimately paid. At fiscal year end March 31, 2007 the Company accrued the amount actually paid out 45 days after year end plus approximately $5 million for discretionary and other amounts estimated to be paid.

As disclosed in item 9A (Controls and Procedures) of our fiscal year 2007 Form 10-K, beginning in fiscal year 2007 the Company implemented significant improvements in its commission accrual estimation process, including greater documentation, review and analysis, and also began reconciling actual payments to quarter end accruals on a timely basis. Actual commission payments were historically made approximately 60 days after the period the commission was earned (beginning in FY08 this has been reduced to 45 days) and any differences between amounts accrued and paid for a particular quarter are treated as a change in estimate and are charged as an expense (or credit) in the period paid. Our reconciliation process revealed that there were only minimal differences between amounts accrued and amounts paid for fiscal year 2007 and for each of the quarters within fiscal year 2007, and we believe that our current process provides an appropriate basis for this accrual. However, as a result of the material weakness identified associated with our commission accruals in fiscal year 2006 and the fact that the Company has historically made, and may in the future make, significant changes to its sales incentive compensation plans the Company believed it was important to highlight this accounting estimate in its critical accounting policies.

Given a continued level of stability of this process in Fiscal year 2008, the Company will consider reducing or eliminating the disclosure with respect to this being a material accounting estimate.
Consolidated Statements of Operations, page 76
3.	We note that your cost of license revenue only includes the amortization of capitalized software costs. Please clarify how you have determined that your current classification includes all costs and expenses applicable to your license revenue pursuant to Rule 5-03(b)(2)(a) of Regulation S-X. Specifically, please tell us how you determined your cost of revenues do not include commission or

Securities and Exchange Commission	-4-
royalty expense which is currently classified as operating expenses on your consolidated statements of operations. In addition, we note from your disclosures on page 38 that your product development and enhancements expense includes product support. Please tell us whether this is product support delivered to external customers and if so, how you concluded that such expense should be classified as operating expense (as opposed to cost of revenue). Tell us the amount of product support expense that has been classified in the product development and enhancements financial statement caption for the fiscal years ended 2007, 2006, and 2005.
Response:
Rule 5-03(b)2 of Regulation S-X requires a company to state separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. We believe that only items (d) and (e) are applicable to the Company given the nature of our business. The Company has disclosed both the revenue and cost on the face of the consolidated statement of operations related to its professional services business. For the reasons described below, the Company has not presented in a single caption all of the costs associated with its other revenue.

The product support disclosed on page 38 does refer to support provided to our external customers. The amount of product support included in the product development and enhancements caption was approximately $160 million, $131 million and $123 million, for the fiscal years 2007, 2006 and 2005, respectively. These are the aggregate amounts of direct customer support costs associated with license, subscription and maintenance revenues. The Company does not presently maintain records that track these support amounts for each of the applicable revenue captions.

The Company would agree with the Staff’s observation that royalty expense would also constitute a cost of revenue. The amount of royalties included in the commissions, royalties and bonuses caption within the Company’s consolidated statement of operations was approximately $35 million, $35 million and $10 million for the fiscal years 2007, 2006 and 2005, respectively. Historically though, royalties have been included with commissions and bonuses for income statement presentation purposes due to their relative immateriality. The

Securities and Exchange Commission	-5-
Company’s other manufacturing and direct distribution costs related to software revenue which are included in selling general and administrative expenses, amounted to $28 million, $39 million and $28 million for the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The Company does not believe that commissions or bonuses should be classified as a cost of revenue since these costs relate to sales and administrative staff and are not direct expenditures associated with actually producing the Company’s products or services. The Company has separately presented commissions and bonuses from other selling, general and administrative expenses to provide users of its financial statements with greater transparency into the incentive and discretionary components of its sales and administrative cost structure.

The Company notes that its consolidated statement of operations is a one-step income statement with no separate presentation of gross margin. The Company believes this presentation is appropriate and most meaningful in its circumstances because the Company’s business model does not readily facilitate margin analysis by revenue line item. For example, “maintenance” revenues are earned through subscription arrangements where maintenance is bundled with license fees (the application of AICPA SOP 97-2 does not permit the allocation of revenue between license and maintenance) and are included with the associated license fees on the line item for “Subscription revenue.” Maintenance is also earned through separate stand-alone maintenance renewals for certain legacy customers and is reported on the line item for Maintenance. “License fees” are included in the line items for Subscription revenue, Software fees and other, and Financing fees. Costs attributable to each of these revenue line items are not tracked separately, nor is there a reasonable basis upon which to allocate the royalty or product support cost pools to these line items. Additionally, the Company does not presently use gross margin analysis as an internal metric to evaluate and monitor the performance of our licensed products. The Company believes the application of Rule 5-03(b)2 of Regulation S-X could in principle result in the inclusion of an additional line item in the income statement for cost of the revenues reported as Subscription revenue, Maintenance, Software fees and other, and Financing fees. However, the total amount of such a line item, which would consist of royalties, manufacturing and product support expenses, for each of the fiscal years in the three-year period ended March 31, 2007 would be less than 10% of both total operating expenses and the related revenues. As a result, the Company believes Rule 5-03(b) of Regulation S-X permits the omission of this line item since it is less than 10% of these totals.

The Company continually strives to improve its external financial reporting and will continue to assess its disclosures related to the matters discussed herein.

Securities and Exchange Commission	-6-
                    Additionally, in connection with this response letter, the Company hereby acknowledges the following statements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission or any person from taking any action with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                    If you have any questions or comments regarding this letter, please call me at 631-342-5651.
Very truly yours,
/s/ Nancy Cooper
Nancy Cooper
cc:
Joseph Duggan
(KPMG LLP)